ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert Variable Products, Inc.

                Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to the above-referenced registered investment company (Fund). Calvert has agreed, with the Fund, to contractually limit direct ordinary net annual fund operating expenses of the Fund through April 30, 2014, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

Class F
Calvert Variable Products, Inc.
Calvert VP Volatility Managed Moderate Portfolio	0.83%
Calvert VP Volatility Managed Moderate Growth Portfolio	0.83%
Calvert VP Volatility Managed Growth Portfolio	0.83%

For Funds: /s/ William M. Tartikoff	For Calvert: /s/ Ronald M Wolfsheimer
William M. Tartikoff	Ronald M. Wolfsheimer
Vice President and	Senior Vice President and Chief Financial
Secretary	and Administrative Officer

Date: February 5, 2013	Date: February 5, 2013

Effective Date: April 30, 2013